January 21, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Amit Pande
Mike Volley

Re:	Comment Letter Dated December 22, 2021
Affiliated Managers Group, Inc.
Form 10-K filed February 19, 2021
Form 10-Q filed November 5, 2021
File No. 001-13459

Gentlemen:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in a letter dated December 22, 2021, relating to the Company’s Annual Report on Form 10-K filed on February 19, 2021 (“2020 Form 10-K”) and Quarterly Report on Form 10-Q filed on November 5, 2021 (“2021 Form 10-Q”). We have, for convenience, reproduced the comments, followed by our responses. For ease of reference, throughout this response where we identify the location of disclosure in our 2020 Form 10-K or 2021 Form 10-Q, page number references are to the EDGAR versions of these filings.

December 31, 2020 Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. Comment: We note your disclosure on page 23 that you anticipate performance based fees will be a recurring component of your aggregate fees. We further note discussion in your September 30, 2021 earnings conference call that you are continuing to grow that overall AUM base that is performance fee eligible and that you are bullish on the size of the performance fee opportunity. In future filings, please separately quantify the AUM base that is performance fee eligible for consolidated affiliates and affiliates accounted for using the equity method, and discuss the impact

U.S. Securities and Exchange Commission
January 21, 2022

of performance based fees on financial metrics and trends. Please provide us your proposed disclosure.

Response:

In future filings, in the Operating Performance Measures section of Management’s Discussion and Analysis (“MD&A”), we will expand (i) the Aggregate Fees discussion to separately quantify the AUM that could potentially earn performance-based fees for consolidated Affiliates and Affiliates accounted for under the equity method and (ii) the Assets Under Management section to discuss the impact of performance-based fees on financial metrics.

To illustrate how we intend to present the AUM base that is performance-based fee eligible in future filings, the following are excerpts from the Aggregate Fees section of MD&A from our 2020 Form 10-K with textual changes marked to show the proposed changes, for your convenience.

The first paragraph of the Aggregate Fees discussion within the Operating Performance Measures section of MD&A on page 23 of our 2020 Form 10-K:

Aggregate fees consist of asset- and performance-based fees of our consolidated and equity method Affiliates. Asset-based fees include advisory and other fees earned by our Affiliates for services provided to their clients and are typically determined as a percentage of the value of a client’s assets under management. Performance-based fees are based on investment performance, typically on an absolute basis or relative to a benchmark, and are generally recognized when it is improbable that there will be a significant reversal in the amount of revenue recognized. Performance-based fees are generally billed less frequently than asset-based fees, and although performance-based fees inherently depend on investment performance and will vary from period to period, we anticipate performance-based fees will be a recurring component of our aggregate fees. As of December 31, 2020, approximately 26% of our total assets under management could potentially earn performance-based fees. These percentages were approximately 13% and 43%, respectively, of our assets under management for our consolidated Affiliates and Affiliates accounted for under the equity method, respectively.

To illustrate how we intend to present the impact of performance-based fees on financial metrics in future filings, the following are excerpts from the Assets Under Management section of our MD&A with textual changes marked to show the proposed changes, for your convenience.

The first paragraph of the Assets Under Management discussion within the Operating Performance Measures section of MD&A on page 26 of our 2021 Form 10-Q:

Through our Affiliates, we provide a comprehensive and diverse range of return-oriented strategies designed to assist institutional, retail, and high net worth clients worldwide in achieving their investment objectives. We continue to see demand for return-oriented strategies, particularly in illiquid alternative and multi-asset and fixed income strategies where we have been experiencing net inflows, reflecting continued investor demand for returns that are less correlated to traditional equity markets. In addition, investor demand for passively-managed products, including exchange

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January 21, 2022

traded funds, has continued, and we have experienced outflows in certain equity strategies consistent with this industry-wide trend. However, we believe the best performing active equity managers (whether global-, regional-, or country-specific) will continue to have significant opportunities to grow as a result of performance and net client cash inflows. We believe we are well-positioned to benefit from these trends. In some cases, if product returns exceed certain performance thresholds, we will participate in performance-based fees; however, we do not anticipate these fees will be a significant component of our Consolidated revenue as these fees are predominantly earned by our Affiliates accounted for under the equity method.

As noted above and in our response to Comment 4, the performance-based fees we have earned through our consolidated Affiliates have not been material. We have earned material performance-based fees through our Affiliates accounted for under the equity method and, in future filings, we will continue to disclose the impact of such performance-based fees on financial metrics for the periods covered by our filing in a manner similar to our disclosure in the third paragraph of our Aggregate Fees discussion within the Operating Performance Measures section of our MD&A, the third paragraph of our Consolidated Revenue discussion within the Results of Operations section of our MD&A, and fifth and sixth paragraphs of our Equity Method Loss (net) discussion within the Results of Operations section of our MD&A, on pages 23, 24, and 26, respectively, of our 2020 Form 10-K.

The third paragraph of the Aggregate Fees discussion within the Operating Performance Measures section of MD&A on page 23 of our 2020 Form 10-K is reproduced below for reference:
Aggregate fees were $4,626.4 million in 2020, a decrease of $336.3 million or 7% as compared to 2019. The decrease in our aggregate fees was due to a $525.0 million or 11% decrease in asset- based fees, partially offset by a $188.7 million or 4% increase in performance-based fees. The decrease in asset-based fees was due to a decrease in our average assets under management, due to net client cash outflows principally in our quantitative strategies, and a change in the composition of our assets under management.
The third paragraph of Consolidated Revenue discussion within the Results of Operations section of MD&A on page 24 of our 2020 Form 10-K is reproduced below for reference:
Our Consolidated revenue decreased $212.1 million or 9% in 2020, due to a $191.2 million or 9% decrease in asset-based fees and a $20.9 million or less than 1% decrease in performance-based fees. The decrease in asset-based fees was due to a decrease in consolidated Affiliate average assets under management, due to net client cash outflows principally in our equity strategies, and a change in the composition of our assets under management.
The fifth and sixth paragraphs of Equity Method Loss (Net) discussion within the Results of Operations section of MD&A on page 26 of our 2020 Form 10-K is reproduced below for reference:
Our equity method revenue decreased $124.2 million or 5% in 2020, due to a $333.8 million or 13% decrease in asset-based fees, partially offset by a $209.6 million or 8% increase in performance-based fees. The decrease in asset-based fees was primarily due to a decrease in equity method Affiliate average assets under management, due to net client cash outflows principally in our quantitative strategies, and a change in the composition of our assets under

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management. These decreases were partially offset by the impact of new investments, which had higher asset-based fee ratios than our average asset-based fee ratio.
While equity method revenue decreased $124.2 million or 5% in 2020, equity method earnings decreased $0.8 million or less than 1%. Equity method earnings decreased less than equity method revenue on a percentage basis due to the recognition of performance-based fees at Affiliates in which we hold more of an economic interest, partially offset by a decline in earnings at certain Affiliates in which we share in revenue less agreed-upon expenses.

If in future periods we anticipate forecasted performance-based fees to be potentially material, we will also discuss that within our MD&A.

Assets Under Management, page 21

2. Comment: In future filings, please disclose information to provide investors with a meaningful understanding of the performance of your investment strategies and the impact on AUM and revenue. Please discuss any relevant benchmarks and the performances against these benchmarks. Please provide us your proposed disclosure.

Response:

In future filings, we will disclose the performance of our investment strategies against the relevant benchmarks for the three- and five-year return periods (or, for illiquid strategies, recent vintages), which we believe are most relevant to how consultants, advisors, and end-clients evaluate our Affiliates’ products. Such disclosure is consistent with information we currently provide in the Investor Relations section of our website.

We have expanded the Assets Under Management discussion in the Operating Performance Measures section of our MD&A from our 2021 Form 10-Q to illustrate how we intend to discuss the performance of our investment strategies against the relevant benchmarks.

Addition to Assets Under Management discussion within the Operating Performance Measures section of our MD&A beginning on page 26 of our 2021 Form 10-Q:

The following table presents performance of our investment strategies, where available, measured by the percentage of assets under management ahead of their relevant benchmark:

	AUM Weight	% AUM Ahead of Benchmark(1)
		3-year	5- year
Liquid Alternatives(2)	16%	63%	60%
Global Equity(2)	37%	53%	58%
U.S. Equity(2)	15%	76%	67%
Multi-Asset and Fixed Income(3)	17%	N/A	N/A
		IRR Latest Vintage	IRR Last Three Vintages
Illiquid Alternatives(4)	15%	91%	89%
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U.S. Securities and Exchange Commission
January 21, 2022

(1)Past performance is not indicative of future results. Performance and AUM information is as of September 30, 2021 and is based on data available at the time of calculation. Product returns are sourced from Affiliates while benchmark returns are generally sourced via third-party subscriptions.
(2)For Liquid Alternative, Global Equity, and U.S. Equity products, performance is reported as a percentage of assets that have outperformed benchmarks across the indicated periods, and excludes market-hedging products and Multi-Asset & Fixed Income products. For purposes of investment performance comparisons, products are an aggregation of portfolios (separate accounts, investment funds, and other products) that each represent a particular investment objective, using the most representative portfolio for the performance comparison. Performance is presented for products with a three- or five-year track record and is measured on a consistent basis relative to the most appropriate benchmarks. Benchmark appropriateness is generally reviewed annually to reflect any changes in how underlying portfolios/mandates are managed. Both product and benchmark performance are reflected as total return and are annualized. Reported product performance is gross-of-fees for institutional and high-net-worth separate accounts, and generally net-of-fees across retail funds and other commingled vehicles such as hedge funds.
(3)Multi-Asset and Fixed Income products are mainly our wealth management and solutions offerings. These investment products are primarily customized toward wealth preservation, estate planning, liability and tax management, and therefore are typically not measured against a benchmark.
(4)For Illiquid Alternative products, performance is reported as a percentage of assets that have outperformed benchmarks on a since-inception internal rate of return basis. Benchmarks utilized include a combination of public market equivalents, peer medians, and absolute returns where benchmarks are not available. For purposes of investment performance comparisons, the latest vintage comparison includes the most recent vehicles and strategies (traditional long-duration investment funds, customized vehicles, and other evergreen vehicles and product structures) where meaningful performance is available and calculable. In order to illustrate the performance of our illiquid product category over a longer period of history, the last three vintages comparison incorporates the latest vintage vehicles and the prior two vintages for traditional long-duration investment funds, as well as additional vehicles and strategies launched during the equivalent time period as the last three vintages of traditional long duration investment funds. Due to the nature of these investments and vehicles, reported performance is typically on a three- to six-month lag basis.

In future filings, we will also disclose the impact of the performance of our investment strategies on AUM and Consolidated revenue. To illustrate how we intend to disclose this, the following is an excerpt from the Consolidated Revenue section of Results of Operations of our MD&A with textual changes marked to show the proposed changes, for your convenience.

The third paragraph of Consolidated Revenue discussion within the Results of Operations section of MD&A on page 30 of our 2021 Form 10-Q:
Our Consolidated revenue increased $247.4 million or 17% for the nine months ended September 30, 2021, due to a $239.0 million or 16% increase from asset-based fees and an $8.4 million or 1% increase from performance-based fees. The increase in asset-based fees was due to an increase in consolidated Affiliate average assets under management, primarily in global equity strategies and U.S. equity strategies driven by strong Affiliate investment performance and market appreciation. This increase was partially offset by a change in the composition of our assets under management.

3. Comment: We note you include client commitments in your AUM roll forwards. In future filings, please clarify if your affiliates receive fees from client commitments. Please provide us your proposed disclosure.

U.S. Securities and Exchange Commission
January 21, 2022

Response:

In future filings, we will clarify that our Affiliates generally receive fees on client commitments.

We have expanded the Operating Performance Measures section of MD&A from our 2020 Form 10-K to illustrate how we intend to clarify that our Affiliates generally receive fees on client commitments, with textual changes marked for your convenience.

The first paragraph of Aggregate Fees discussion within the Operating Performance Measures section of MD&A on page 23 of our 2020 Form 10-K:

Aggregate fees consist of asset- and performance-based fees of our consolidated and equity method Affiliates. Asset-based fees include advisory and other fees earned by our Affiliates for services provided to their clients and are typically determined as a percentage of the value of a client’s assets under management, generally inclusive of uncalled commitments. Performance-based fees are based on investment performance, typically on an absolute basis or relative to a benchmark, and are generally recognized when it is improbable that there will be a significant reversal in the amount of revenue recognized. Performance-based fees are generally billed less frequently than asset-based fees, and although performance-based fees inherently depend on investment performance and will vary from period to period, we anticipate performance-based fees will be a recurring component of our aggregate fees.

Results of Operations - Consolidated Revenue, page 24

4. Comment: In future filings, please quantify the amount of revenue related to asset based fees, performance based fees and any other significant revenue activity. Please provide us your proposed disclosure. Additionally, please tell us how you considered whether to present disaggregated revenue in the notes to your financial statements in accordance with ASC 606-10-50-5.

Response:

Historically, we have not presented disaggregated revenue in accordance with ASC 606-10-50-5 because performance-based fees and other revenues have not been significant. Advisory fees typically represent approximately 95% of our Consolidated revenue. Performance-based fees are not a significant component of our Consolidated revenue, typically representing approximately 1% – 2% of our Consolidated revenue. The remainder of our Consolidated revenue relates to a variety of services, typically administrative- and distribution-related in nature, which are also not significant.

In future filings, if performance-based fees or other fees represent a significant portion of our Consolidated revenue, we will separately report the amount of revenue related to each.

U.S. Securities and Exchange Commission
January 21, 2022

Equity Method Loss (Net), page 25

5. Comment: Noting material amounts of equity method intangible amortization and equity method impairments, please revise your financial performance measures table in future filings to separately present these amounts. Please provide us your proposed disclosure.

Response:

In future filings, we will separately present material amounts of equity method intangible amortization and equity method impairments in our financial performance measures table.

We have expanded the Results of Operations section of MD&A from our 2020 Form 10-K, to illustrate how we intend to present the financial performance measures table, with textual changes marked for your convenience.

Table of equity method Affiliate operating and financial performance measures within the Equity Method Loss (Net) section of MD&A on the top of page 26 of our 2020 Form 10-K:

	For the Years Ended December 31,
(in millions, except as noted)	2018	2019	% Change	2020	% Change
Operating Performance Measures
Equity method Affiliate average assets under management (in billions)	$400.3	$363.0	(9)%	$301.8	(17)%
Equity method revenue	$3,064.0	$2,723.1	(11)%	$2,598.9	(5)%

Financial Performance Measures
Equity method earnings	$370.6	$289.4	(22)%	$288.6	0%
~~Equity method intangible amortization and impairments~~	~~(370.8)~~	~~(627.4)~~	~~69  %~~	~~(332.0)~~	~~(47) %~~
Equity method intangible amortization	(97.5)	(140.1)	44%	(147.0)	5%
Equity method intangible impairments	(273.3)	(487.3)	78%	(185.0)	(62)%
Equity method loss (net)	$(0.2)	$(338.0)	N.M.(1)	$(43.4)	(87)%
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(1)Percentage change is not meaningful.

Note 1. Business and Summary of Significant Accounting Policies - (m) Revenue Recognition, page 49

6. Comment: We note your disclosure on page 7 that in the ordinary course of business, your Affiliates may reduce or waive fees on certain products for particular time periods, to attract or retain assets or for other reasons. In future filings, please quantify these amounts, if material, more clearly describe how these amounts impact the contractual revenue or income attributed to you, and disclose your accounting policies (e.g. gross vs. net) for these amounts. Please provide us your proposed disclosure.

U.S. Securities and Exchange Commission
January 21, 2022

Response:

As described in our 2020 Form 10-K, our financial results depend on our Affiliates’ receipt of asset- and performance-based fees, and are impacted, among other factors, by changes in fee levels. Our Affiliates’ ability to maintain current fee levels depends on a number of factors, including competition and trends in the asset management industry. As noted in the Staff’s comment, and as disclosed in Item 1A. Risk Factors on page 7 of our 2020 Form 10-K, in the ordinary course of business, our Affiliates may reduce or waive fees on certain products or for certain clients. Our Affiliates predominantly offer active return-oriented strategies, which are offered under investment management contracts that in certain cases have negotiable fee structures and, as is common in the industry, certain products or clients may receive fee concessions for particular time periods, to attract or retain client assets or for other reasons. These concessions, as described in the Risk Factors, are distinct from waivers at registered mutual funds, and instead occur as upfront negotiated reductions from the fee rates offered initially or relative to other clients, an Affiliate agreeing to forego revenue from a specific client account or fund where the right to collect is retained, or another form of a concession resulting in a reduction in overall fees. Where fee reductions occur, regardless of how they are structured, they reduce our Consolidated revenue (i.e., they are presented net).

The disclosure referenced in the Staff’s comment is included in a risk factor, describing the range of factors that could impact the level of asset- and performance-based fees received by our Affiliates, which we believe is appropriate as it is possible that in future periods reductions in fees, regardless of their cause or how they are structured, could have a material impact on our financial performance. Our Affiliates manage over 500 products incorporating over 10,000 client accounts, and as a result, we do not quantify all of the different reasons or structures used by our Affiliates to retain or attract clients with reduced fees. We can confirm that fee waivers, defined as foregoing the contractual right to revenue, have not been material. For example, in 2018, 2019, and 2020, consolidated Affiliate fee waivers were less than 1% of Consolidated revenue. Further, we monitor overall changes in fee ratios on our assets under management, and if reductions in fee rates, regardless of structure or source, are material to our financial results, we include a description in MD&A explaining where changes in the composition of assets across our strategies that realize different asset-based fee ratios has impacted our Consolidated revenue and Net income and will continue to do so in future filings.

In future filings, we will update our Significant Accounting Policies to make it clearer that waivers and reductions in fees are presented on a net basis. We have included below the portion of the Significant Accounting Policies section of the Notes to our Consolidated Financial Statements from our 2020 Form 10-K to illustrate this proposed disclosure, with textual changes marked for your convenience. For ease of reference, we have identified the location of the disclosure by reference to our 2020 Form 10-K.

The first paragraph of Note 1. Business and Summary of Significant Accounting Policies (m) Revenue Recognition beginning on the bottom of page 49 of our 2020 Form 10-K:

Consolidated revenue primarily represents asset- and performance-based fees earned by the Company and its Affiliates for managing the assets of clients. Substantially all of the Company’s and its Affiliates’ contracts contain a single performance obligation, which is the provision of

U.S. Securities and Exchange Commission
January 21, 2022

investment management services. Investment management, broker-dealer, and administrative services are performed and consumed simultaneously and, therefore, the Company recognizes these asset-based fees ratably over time. Substantially all the Company’s asset-based fees for services are based on the value of client assets over time, which are typically determined using observable market data. Services may be invoiced in advance or in arrears and are payable upon receipt. Any asset-based fees collected in advance are deferred and recognized as the services are performed and consumed. Consolidated revenue recognized by the Company is adjusted for any expense reimbursement arrangements. The Company’s Affiliates may periodically either waive or reduce fees in order to attract or retain client assets or for other reasons. Fee waivers or reductions are presented as a reduction to Consolidated revenue.

7. Comment: We note your disclosure on page 11 that you may elect to defer or forgo the receipt of your share of an Affiliate’s revenue or earnings, or to adjust any expenses allocated to you, to permit the Affiliate to fund expenses in light of unanticipated changes in revenue or operating expenses, with the aim of maximizing the long-term benefits. In future filings, please quantify these amounts, if material, and disclose your accounting policies for these amounts. Please provide us your proposed disclosure.

Response:

As described in our 2020 Form 10-K, each of our Affiliates operates under an agreement that reflects our customized arrangements with respect to governance, economic participation, equity incentives, and the other terms of our relationship. The terms of our economic participation in the Affiliate, in each case, uses a structured partnership interest to ensure alignment of our economic interests with those of Affiliate management.

The referenced disclosure on page 11 of our 2020 Form 10-K is included in a risk factor describing the potential risks associated with changes that we may elect to make to the terms of our structured partnership interests with a specific Affiliate. In certain situations or economic environments, our structured partnership interests at a particular Affiliate may not leave sufficient economics for the Affiliate to fund operating expenses at desired levels. In these situations, we may choose to reduce our contractual share of earnings in order to fund those expenses with a goal of maximizing the long-term benefits for us and the Affiliate.

When we take these discretionary actions, our contractual share of the Affiliate’s earnings is reduced, which ultimately reduces Net income (controlling interest) by the after-tax amount of the expense we are funding. These situations have occurred, from time to time, but have not been significant. For example, the aggregate impact of these reduced earnings in 2018, 2019, and 2020 was, in each case, less than 1% when measured against our contractual share of earnings.

There is a risk that these types of activities may increase in size during future periods if our Affiliates’ revenues decline rapidly. While we believe it remains appropriate to highlight this potential risk to investors, we do not believe that the current activity warrants separate disclosure. In future filings, if these activities are material, we will disclose and quantify their impact.

U.S. Securities and Exchange Commission
January 21, 2022

8. Comment: We note your disclosure on page 50 that consolidated revenue is adjusted for any expense reimbursement arrangements. In future filings, please quantify these amounts, if material, and tell us how you considered whether these amounts should be presented on a gross basis citing appropriating accounting guidance that supports your net presentation. Please provide us your proposed disclosure.

Response:

Historically, expense reimbursements have not been material at our consolidated Affiliates. For example, in each of 2018, 2019, and 2020, expense reimbursements were less than 1% of Consolidated revenue. These expenses are presented net within Consolidated revenue as these expense reimbursements are components of the transaction price in accordance with ASC 606-10-32 (i.e., the amount the Affiliate expects to be entitled to associated with its management contracts).

In future filings, if expense reimbursements are material to Consolidated revenue, we will quantify and discuss these amounts within the Notes to our Consolidated Financial Statements.

Note 10. Equity Method Investments in Affiliates, page 59

9. Comment: In future filings, please disclose the name of each investee and percentage of ownership of common stock. Refer to ASC 323-50-3.a.1 for guidance. Please provide us your proposed disclosure.

Response:

In future filings, we will expand our disclosure to further explain the structure of our ownership interests in our equity method Affiliates. However, we do not believe that the disclosure of the name of each Affiliate accounted for under the equity method and the percentage of common equity ownership in each Affiliate is information that would be useful to investors for two primary reasons: First, the structured partnership interests we own in our Affiliates cannot be determined and disclosed in a manner prescribed by the accounting standard. Second, none of our Affiliates accounted for under the equity method is a significant contributor to our pre-tax income.

We currently have investments in 41 independent investment management firms, which we refer to as Affiliates. Of these Affiliates, 21 are accounted for under the equity method, all of which are private companies that are not required to publicly disclose information on the profitability of their businesses.

Each of our Affiliates operates under an agreement that reflects our customized arrangements with respect to governance, economic participation, and the other terms of our relationship. The majority of these Affiliates are partnerships with structured interests that define how the Company will participate in Affiliate earnings, typically based upon a fixed percentage of revenue reduced by, in some cases, certain agreed-upon expenses. These partnership agreements do not define our ownership of the equity of the business in the event of a sale or liquidation, as we enter into relationships with our Affiliates with an intention to be permanent or long-term partners. Were an Affiliate to enter a sale or liquidation process, we would engage in a negotiation over our ownership percentage at that time, and that outcome may vary

U.S. Securities and Exchange Commission
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over time depending on the size and profitability of the business, as well as, other factors. We do not believe that our contractually structured economic sharing arrangements with our Affiliates are reflective of equity ownership in a way that is similar to common stock as contemplated in ASC 323-50-3.a.1. Further, translating our contractual right to earnings into a specific equity ownership percentage of the relevant Affiliate would require a number of assumptions and estimates, and is unlikely to depict an accurate representation of our rights to an Affiliate’s equity over time (or at all), or conform to the accounting standard.

Further, on an individual basis, none of our Affiliates accounted for under the equity method are currently a significant contributor to our pre-tax net income. We disclose aggregate information about these Affiliates in our financial statements, as required, under Rule 4-08(g). In cases where an Affiliate, or a group of Affiliates, is deemed to be significant under Rule 3-09, we will provide the required additional disclosure for any such Affiliates, although currently none of our equity method Affiliates are significant under those rules.

For these reasons, we do not believe that disclosure of an estimated percentage of our equity ownership in each of our equity method Affiliates would be useful information for investors, and believe that any estimated equity percentages are unlikely to accurately reflect our economic interest and could be confusing and, in some cases, misleading to investors.

In future filings, we will describe why these percentages are not disclosed. We have included expanded disclosure below to our Equity Method Investments in Affiliates note from our 2020 Form 10-K, illustrating this proposed disclosure. For ease of reference, we have identified the location of the disclosure by reference to our 2020 Form 10-K.

Addition to Note 10. Equity Method Investments in Affiliates beginning on page 59 of our 2020 Form 10-K:

The Company had 16 and 18 Affiliates accounted for under the equity method in 2019 and 2020, respectively. The majority of these Affiliates are partnerships with structured interests that define how the Company will participate in Affiliate earnings, typically based upon a fixed percentage of revenue reduced by, in some cases, certain agreed-upon expenses. The partnership agreements do not define a fixed percentage for the Company’s ownership of the equity of the Affiliate. These percentages would be subject to a separate future negotiation if an Affiliate were to be sold or liquidated.

10. Comment: We note that the carrying amount of equity method investments in affiliates was $2,074.8 million at December 31, 2020 and the Company’s share of undistributed earnings from equity method investments was $170.6 million at December 31, 2020. In future filings, please quantify each material item which creates the difference. Please provide us your proposed disclosure.

U.S. Securities and Exchange Commission
January 21, 2022

Response:

The difference between the carrying amount of Equity method investments in Affiliates and our share of undistributed earnings from equity method investments is primarily attributable to acquired intangible assets and goodwill. In future filings, in addition to undistributed earnings from equity method investments in Affiliates, we will also disclose the balances of our definite-lived acquired client relationships, indefinite-lived acquired client relationships, and goodwill attributable to our Equity method investments in Affiliates.

We have included below a portion of the Equity method investments in Affiliates note to the Consolidated Financial Statements from our 2020 Form 10-K, to illustrate how we will present the composition of our Equity method investments in Affiliates (net), with textual changes marked for your convenience.

Addition of table to Note 10. Equity Method Investments in Affiliates on the top of page 61 of our 2020 Form 10-K:
Equity method investments in Affiliates (net) consisted of the following:

	December 31,
	2019	2020
Goodwill	$1,380.0	$1,251.6
Definite-lived acquired client relationships (net)	529.0	479.5
Indefinite-lived acquired client relationships (net)	171.6	173.1
Undistributed earnings and tangible capital	115.0	170.6
Equity method investments in Affiliates (net)	$2,195.6	$2,074.8

September 30, 2021 Form 10-Q

Note 4. Other Investments, page 9

11. Comment: We note your disclosure that you account for the majority of your interests in private equity funds under the equity method of accounting. We also note disclosure on page 12 that you may consolidate affiliate sponsored investment products if your interests are considered substantial. In future filings, please separately quantify investments accounted for under the equity method and those accounted for using other accounting methods. Please clearly describe the relevance of NAV in your accounting for each. Please ensure your disclosure here and in MD&A clearly provides investors the information necessary to understand the activity and investments driving the recognition of the material amounts of investment and other income. Please provide us your proposed disclosure.

Response:

You will note, in our response to Comment 12, that our Affiliates are generally required to consolidate Undertakings for the Collective Investment of Transferable Securities (“UCITS”) for a short period of time. None of our private equity funds are consolidated and all are accounted for under the equity method.

U.S. Securities and Exchange Commission
January 21, 2022

In future filings we will separately quantify Other investments accounted for under the equity method, where we measure fair value using NAV of these investments as a practical expedient, and investments without readily determinable fair values. We will also describe the relevance of NAV.

We have included below the Other investments note to the Consolidated Financial Statements from our 2021 Form 10-Q, to illustrate how we intend to separately present Other investments accounted under different methods, and we have also described the relevance of NAV in accounting for each, with textual changes marked for your convenience. For illustrative purposes, the table below that presents the changes in Other investments includes activity for the nine months ended September 30, 2021. Future filings will include comparative disclosures.

Additions to Note 4. Other Investments on page 9 of our 2021 Form 10-Q:
4.Other Investments
Other investments consist of investments in funds advised by the Company’s Affiliates that are carried at net asset value (“NAV”) as a practical expedient and investments without readily determinable fair values. The income or loss related to these investments is recorded in Investment and other income on the Consolidated Statements of Income.
Investments Measured at NAV as a Practical Expedient
The Company’s Affiliates sponsor investment products in which the Company and its consolidated Affiliates may make general partner and seed capital investments. The Company accounts for its interests in these investments using the equity method of accounting and uses the NAV of these investments as a practical expedient for their fair values. The following table summarizes the fair value of these investments and any related unfunded commitments:

	December 31, 2020		September 30, 2021
Category of Investment	Fair Value	Unfunded Commitments	Fair Value	Unfunded Commitments
Private equity funds(1)	$235.4	$122.2	$307.0	$114.1
Investments in other strategies(2)	8.0	—	16.6	—
Total(3)	$243.4	$122.2	$323.6	$114.1
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(1)The Company accounts for the majority of its interests in private equity funds ~~under the equity method of accounting and uses NAV as a practical expedient~~, one quarter in arrears (adjusted for current period calls and distributions), to determine the fair value. These funds primarily invest in a broad range of third-party funds and direct investments. Distributions will be received as the underlying assets are liquidated over the life of the funds, which is generally up to 15 years.
(2)These are multi-disciplinary funds that invest across various asset classes and strategies, including equity, credit, and real estate. Investments are generally redeemable on a daily, monthly, or quarterly basis.
(3)Fair value attributable to the controlling interest was $164.4 million and $217.7 million as of December 31, 2020 and September 30, 2021, respectively.

U.S. Securities and Exchange Commission
January 21, 2022

The following table presents the changes in Other investments:

	Measured at NAV as Practical Expedient	Without Readily Determinable Fair Values	Total
Balance, as of December 31, 2020	$243.4	$13.8	$257.2
Net realized and unrealized gains(1)	68.2	19.7	87.9
Purchases and commitments	44.6	—	44.6
Sales and distributions	(32.6)	—	(32.6)
Balance, as of September 30, 2021	$323.6	$33.5	$357.1
__________________________
(1)Recognized in Investment and other income in the Consolidated Statements of Income
Investments Without Readily Determinable Fair Values
The Company accounts for its investments without readily determinable fair values using the alternative measurement approach allowable in accordance with ASC 321-10-35-2. The following table summarizes the cost, cumulative upward adjustments, and carrying amount of investments without readily determinable fair values:

	December 31, 2020	September 30, 2021
Cost	$8.5	$8.5
Cumulative upward adjustments	5.3	25.0
Carrying amount	$13.8	$33.5
During the three and nine months ended September 30, 2021, the Company recorded an upward adjustment of $19.7 million based on an observable price change in the underlying investment.

12. Comment: Please tell us the accounting guidance that supports your accounting policy to consolidate affiliate sponsored investment products if your interests are considered substantial.

Response:

Affiliate sponsored investment products consist of various types of investment funds including, but not limited to, mutual funds under the Investment Company Act of 1940 (“’40 Act” and “’40 Act Funds”), hedge funds, private equity funds, UCITS and other foreign-domiciled series funds, and alternative investment funds. Such investment funds may be structured as a variety of legal entities including limited partnerships, LLCs, or utilize various trust structures. The consolidation conclusions reached will depend on the specific facts and circumstance of the Affiliate’s involvement with the investment product, as well as the investment product’s characteristics.

While there are a variety of investment products and structures that our consolidated Affiliates may need to consolidate, the most common product that we are required to consolidate are UCITS that are seeded with capital from our consolidated Affiliates. These products are determined to be variable interest entities (“VIEs”) under ASC 810-10-15-14(b)(i) and are evaluated for consolidation under the primary

U.S. Securities and Exchange Commission
January 21, 2022

beneficiary test. The primary beneficiary is defined as the party who has both characteristics of a controlling financial interest, the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (the “Power Criterion”), and the obligation to absorb losses or right to receive returns of the VIE that could potentially be significant to the VIE (the “Economic Criterion”). We most often need to consolidate UCITS because our consolidated Affiliate, as the investment manager, has the power to direct the activities of the investment product and our Affiliate has an exposure to the economics of the VIE that is more than insignificant, though generally only for a short period while the product is established and has yet to attract significant other investors. When determining if a consolidated Affiliate absorbs more than an insignificant amount of variability, we have generally interpreted “significant” as greater than 10% of the total NAV of the fund. We believe that this interpretation is consistent with industry practice. We disclose our policy to consolidate Affiliate sponsored investment products in the sub-section Affiliate Sponsored Investment Products of section (c) Principles of Consolidation of Note 1. Business and Summary of Significant Accounting Policies on page 46 of our 2020 Form 10-K and in the sub-section Affiliate Sponsored Investment Products of Note 6. Investments in Affiliates and Affiliate Sponsored Investment Products beginning on page 12 of our 2021 Form 10-Q.

We have not separately disclosed the assets, liabilities, and redeemable non-controlling interests of these consolidated products because they are consolidated for a relatively short period of time and we do not view this disclosure as material to investors.

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If you should have any questions about this letter or require any further information, please call me at (617) 747-3305.

Sincerely,

/s/ Thomas M. Wojcik

Thomas M. Wojcik
Chief Financial Officer (Principal Financial and Principal Accounting Officer)

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
John M. Oliver, PricewaterhouseCoopers LLP